UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

 This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

May 11, 2006

Deutsche Telekom increases revenue in the first quarter of 2006

•                  Net revenue increased by 3.9 percent year-on-year to EUR 14.8 billion

•                  Adjusted Group EBITDA up 2.7 percent to EUR 5.0 billion

•                  Unadjusted net profit up 9.7 percent to around EUR 1.1 billion, adjusted net profit of around EUR 1.0 billion on a par with the 2005 figure

•                  Excellence Program: Growth programs continue to deliver

•                  Number of mobile customers increased by 1.1 million to 87.7 million in the first quarter

•                  Number of broadband lines throughout the Group up 735,000 to 9.2 million, and in Germany up 643,000 to 8.6 million compared with the end of 2005

•                  Guidance confirmed; outlook 2006 for Broadband/Fixed Network and Mobile Communications adjusted

Deutsche Telekom continued its growth course in the first quarter of 2006 with net revenue rising to EUR 14.8 billion. This represents an increase of EUR 0.6 billion or 3.9 percent compared with the same period in the previous year. The continuing strong growth in net additions at T-Mobile USA in particular has helped fuel this revenue growth: In the first quarter of 2006, T-Mobile added more than a million new customers in the United States. The Mobile Communications strategic business area increased revenue by 12.3 percent to EUR 7.6 billion compared with the first quarter of 2005. The number of mobile customers in the Group increased in the first quarter to 87.7 million. Customer numbers also performed well in the Broadband/Fixed Network strategic business area: In the first quarter of 2006, the number of broadband lines provided by T-Com in Germany and abroad increased by 735,000 to 9.2 million. Despite this increase, total revenue of the Broadband/Fixed Network strategic business area came in 6.1 percent below the figure in the prior-year quarter mainly as a result of losses in call revenue and access lines in the first quarter of 2006. Total revenue of Broadband/Fixed Network was EUR 6.2 billion in the three months, on the back of EUR 6.6 billion in the first quarter of 2005. Revenue in the Business Customers strategic business area also decreased: The EUR 3.0 billion posted was 3.1 percent below the prior-year figure.

“The Mobile Communications strategic business area remains the growth driver. We are on track overall with our performance in the first quarter so we can confirm the guidance for the current and next year. We have made certain adjustments for 2006 at the level of strategic business area planning to reflect developments in our ongoing operations,” said Kai-Uwe Ricke, Chairman of the Board of Management.

Planned revenue in the Mobile Communications strategic business area was raised from EUR 30.9 to 31.3 billion to the revised figure of EUR 31.9 to 32.3 billion to take account of the positive development. Around EUR 250 to 300 million of this is due to the first-time consolidation of tele.ring from May 1, 2006. At Broadband/Fixed Network, revenue expectations were revised from the hitherto EUR 25.4 to 25.8 billion to EUR 24.8 to 25.2 billion to take account of the current state of business. The 2006 planning for the Business Customers segment remains unchanged at EUR 13.4 to 13.6 billion.

Guidance for the Group’s net revenue remains unchanged in the current year. On the back of the first-time consolidation of tele.ring, Deutsche Telekom now expects net revenue for the full year 2006 to be in the upper half of the range between EUR 62.1 and 62.7 billion.

The statements regarding adjusted EBITDA remain unchanged both at Group and strategic business area level: The Group expects adjusted EBITDA of EUR 20.2 to 20.7 billion in 2006.

The proportion of Mobile Communications revenue to the Group’s net revenue was around 49.9 percent in the first quarter compared with 45.7 percent in the first quarter of 2005. The proportion of revenue generated outside Germany increased year-on-year by four percentage points to 45 percent of total revenue.  Exchange rate effects resulted in a contribution to revenue growth of EUR 0.3 billion, essentially attributable to the translation from U.S. dollars (USD).

EBITDA in the first quarter of 2006 was EUR 4.9 billion compared with EUR 4.8 billion in 2005, an increase of EUR 0.1 billion or 1.4 percent. In the first quarter of 2006, special factors of around EUR 0.1 billion associated with customer acquisition costs for DSL campaigns at T-Online and expenses for voluntary redundancies and restructuring had a negative impact on EBITDA. Adjusted EBITDA improved by 2.7 percent to EUR 5.0 billion compared with EUR 4.8 billion in the first quarter of 2005. In addition to the gains in mobile communications, this positive effect is also attributeable to the increased contribution to earnings from Group Headquarters & Shared Services, generated by the sale of real estate.

“We have initiated a whole raft of measures designed to increase efficiency, which should in turn help us to strengthen our sustainable earnings,” said Ricke. As part of these measures, Group-wide initiatives were launched within the framework of the Excellence Program in a bid to optimize the IT network infrastructure, reduce the personnel ratio and cut real-estate costs.

Net profit increased in the first quarter of 2006 by EUR 0.1 billion to EUR 1.1 billion. Year-on-year, this is the equivalent of a
9.7-percent increase. The improvement is mainly attributable to the higher profit before income taxes despite an increase in tax expense. Special factors affecting net profit totaled EUR 0.1 billion in the first quarter of 2006. At EUR 936 million, net profit adjusted for these special factors was on a par in the first quarter with the 2005 figure of EUR 976 million. The main factor in this increase in profit before income taxes, besides the improvement in finance costs, was the positive development from financial activities, which was largely attributable to the enforcement of an arbitral award in connection with the sale of the stake in Celcom in 2003. The sale proceeds of EUR 0.2 billion were ultimately received in the first quarter of 2006.

The Deutsche Telekom Group at a glance:

	Q1 2006 millions of €	Q1 2005 millions of €	Change millions of €	Change %	FY 2005 millions of €
Net revenue	14,842	14,288	554	3.9	59,604
- Domestic	8,208	8,511	(303)	(3.6)	34,183
- International	6,634	5,777	857	14.8	25,421
Profit before income taxes	1,750	1,572	178	11.3	6,212
Adjusted profit before income taxes	1,646	1,571	75	4.8	7,699
Net profit	1,079	984	95	9.7	5,584
Adjusted net profit	963	976	(13)	(1.3)	4,663
EBITDA	4,888	4,821	67	1.4	20,119
EBITDA adjusted for special factors	4,970	4,841	129	2.7	20,729
Net cash from operating activities	2,796	2,176	620	28.5	14,998
Free cash flow before dividend payments	752	(915)	1667	n.a.	5,729
Investments in property, plant and equipment, and intangible assets (excluding goodwill)	2,044	3,091	(1,047)	(33.9)	9,269
Net debt at balance sheet date	37,789	42,997	(5,208)	(12.1)	38,639
Number of employees at balance sheet date	248,982	243,784	5,198	2.1	243,695

In 2005, the Excellence Program launched a transformation program designed to implement the organic Group strategy. A ten-point program will form the core of the Excellence Program this year. “We have now developed the Excellence Program set up in 2005 to such an extent that we can respond to the upcoming challenges within our industry with clear strategic programs,” explained Ricke. The Group companies are positioning themselves for growth and value enhancement with 10 initiatives.

Mobile Communications

Expanding the core business and mobile data services are the two key areas for the Mobile Communications strategic business areas within the framework of the Excellence Program. The core business will be driven forward with compelling calling plans like
T-Mobile@home launched at the start of 2006 in Germany. In the first quarter, T-Mobile Deutschland managed to sign up 515,000 customers for this plan. In terms of expanding mobile data services, T-Mobile has already sold more than 530,000 web’n’walk-capable devices in Western Europe. Similarly, T-Mobile also continued to successfully market high-end data devices in the United States, which are now being used by more than 1.2 million customers. This represents net growth of 107,000 customers in the first quarter year-on-year. In addition to BlackBerry devices and the T-Mobile Sidekick, the T-Mobile MDA and SDA, recently launched in the United States, form part of the line-up.

The Mobile Communications strategic business area is rigorously pursuing the announced strategy: Investments are being made in long-term high-value growth, in full awareness of the short-term impact this will have on EBITDA. T-Mobile increased revenue by 12.3 percent to EUR 7.6 billion. This positive development is essentially due to the U.S. business, but is also attributable to T-Mobile UK. T-Mobile USA contributed significantly to the results by boosting revenue 29.1 percent to EUR 3.4 billion. T-Mobile UK increased revenue by 4.5 percent to EUR 1.0 billion year-on-year, largely thanks to the introduction of the Flext calling plan. In Germany sustained price pressure and the reduction in call termination charges in December 2005 impacted negatively on revenue, even though customer numbers increased sharply in the first quarter. Revenue decreased by 3.4 percent to EUR 2.0 billion in the first quarter.

Revenue at Mobile Communications was driven by a combination of the successful placement of calling plans and, in particular, new customer acquisition: The number of mobile customers in the Group increased in the first quarter by 1.2 percent to 87.7 million. T-Mobile USA provided the largest contribution: Customer adds came to 1.035 million compared with the end of 2005, bringing the total to 22.7 million customers as of March 31. In Germany, T-Mobile added 284,000 new customers, bringing the total to 30.2 million customers. In the first quarter of 2006, this figure for the first time includes 440,000 M2M (machine to machine) SIM cards, which are used for automatic mobile data communication, for example, between machines and their control units. In the United Kingdom, the number of customers increased in the first quarter by 379,000, taking the total to 16.4 million at the end of the quarter – once the method used by Virgin Mobile to count customers had been converted to a uniform standard. Customer growth is primarily the result of the new Flext calling plan that ties customers in for 18 months instead of the usual 12. The plan had already attracted 257,000 customers by the end of the first quarter since its launch at the start of March.

Adjusted EBITDA in the Mobile Communications strategic business area increased by EUR 169 million or 8.0 percent to EUR 2.3 billion in the first quarter. T-Mobile USA was a key contributor to EBITDA, generating a 52.1-percent increase to take the figure to EUR 917 million. EBITDA of EUR 790 million meant T-Mobile Deutschland contributed most to EBITDA after the United States, despite a decrease of 4.2 percent. T-Mobile UK reported adjusted EBITDA of EUR 166 million, 40.1 percent less than in the prior-year quarter – the result of a strong increase in the number of postpay customers and additional market investment in connection with the new Flext calling plan.

The adjusted EBITDA margin of the Mobile Communications strategic business area was 30.1 percent – 1.2 percentage points below the figure in the first quarter of 2005. In Germany, the EBITDA margin of approximately 39.4 percent was kept virtually on a par with the prior-year level (39.8 percent), with subscriber acquisition costs (SAC) per customer remaining stable. T-Mobile USA increased the EBITDA margin to 27.3 percent (prior year: 23.2 percent). In the United Kingdom, marketing the Flext calling plan also triggered a considerable decrease in the margin to 16 percent (prior year: 28 percent).

Mobile Communications at a glance:

	Q1 2006 millions of €	Q1 2005 millions of €	Change millions of €	Change %	FY 2005 millions of €
Total revenue	7,575	6,746	829	12.3	29,452
Net revenue	7,405	6,531	874	13.4	28,531
Profit from operations	1,055	966	89	9.2	3,005
EBITDA(1)	2,280	2,102	178	8.5	9,701
Adjusted EBITDA	2,280	2,111	169	8.0	9,772
Number of employees(2)	51,511	48,914	2,597	5.3	49,479

1) Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, adjusted EBITDA margin as well as detailed information and calculations of the figures for 2004, please refer to “Reconciliation of pro forma figures” and/or the reconciliation report “Historical figures according to IFRS. New Group organization.” under the Investor Relations link at www.deutschetelekom.com.

2) Average number of employees.

Broadband/Fixed Network

The Broadband/Fixed Network strategic business area, which comprises T-Com and T-Online, focuses on two goals within the framework of the Excellence Program: The first focuses on defending T-Com’s core business and stabilizing the market share for call minutes; the second aims to expand the growth market for broadband lines under the slogan “Conquer the home.” Both measures have been successfully implemented in the first quarter: While T-Com continues to see its core business affected by a decrease in call minutes through the loss of its own access lines and increasing substitution by mobile communications in particular, the marketing of optional calling plans has stabilized and increased market shares on the T-Com network for local, national and fixed-to-mobile calls since mid-2005. The number of customers using optional calling plans increased as of the end of the first quarter 2006 to just under 14.2 million customers. In terms of “Conquer the home”, T-Com’s roll-out of the new high-speed network is on track. T-Online presented an IPTV solution for future entertainment services at CeBIT, demonstrating the new applications made possible by the network. T-Online’s video-on-demand service, which has been available since November 2003 and is provided via traditional broadband lines, has become increasingly popular with customers and is generating 100,000 downloads per month.

Growth in the broadband market continues unabated. In the first quarter of 2006, the number of broadband lines provided by T-Com in Germany and abroad increased by 735,000 to 9.2 million. In Germany, around 8.6 million DSL lines were in operation at the end of March, representing an increase of 643,000 lines within the first three months. T-Com is benefiting from the growing demand for broadband Internet access, particularly through resale to third parties: Overall the number of DSL resale lines increased by 560,000 in the first quarter of 2006 to 2.2 million. Growth in DSL business in the Broadband/Fixed Network strategic business area from marketing to its own end-customers was at around 80,000 net additions in the first quarter.

In the narrowband area, T-Com again recorded a decrease in the number of lines in Germany, attributable to strong competition from fixed-network providers, essentially attracting customers through integrated voice and Internet products, but also to the effect of fixed-mobile substitution. Compared with the first quarter of 2005, the number of narrowband lines decreased by 4.7 percent to 34.7 million.

On the basis of the aforementioned losses in access lines, call minutes and the decrease in interconnection services, T-Com revenue decreased by EUR 363 million compared with the first quarter of 2005. A key factor in this was a lower average call minute price due to the increased demand for optional calling plans and a reduction in termination charges for fixed-to-mobile calls of around 10 percent. T-Online improved revenue by EUR 76 million.

T-Com’s adjusted EBITDA was EUR 2.3 billion in the first quarter of 2006. Given the decrease in revenue of EUR 0.4 billion, adjusted EBITDA decreased to a far lesser extent by EUR 0.1 billion or 3.8 percent as a result of cost savings. Adjusted EBITDA for the Broadband/Fixed Network strategic business area came in at approximately EUR 2.3 billion, a decrease of 6.8 percent.

T-Com increased the adjusted EBITDA margin with these cost-cutting measures from 38.0 percent in the first quarter of 2005 to 38.8 percent in the first quarter of 2006. T-Online’s adjusted EBITDA decreased by EUR 45 million to EUR 43 million. This shortfall is essentially the result of a change in accounting methods under which the provision of modems for customers is recognized as customer acquisition costs in the income statement with effect from the first quarter of 2006. As a result, the adjusted EBITDA margin fell from 17.1 percent to 7.4 percent. The strategic business area’s adjusted EBITDA margin of 37.0 percent was however kept on a par with the level recorded in the prior year (37.3 percent) thanks to cost-efficiency measures at T-Com.

Broadband/Fixed Network at a glance:

	Q1 2006 millions of €	Q1 2005 millions of €	Change millions of €	Change %	FY 2005 millions of €
Total revenue	6,156	6,555	(399)	(6.1)	26,035
T-Com	5,857	6,220	(363)	(5.8)	24,695
T-Online	585	509	76	14.9	2,088
Net revenue	5,207	5,458	(251)	(4.6)	21,731
Profit from operations	1,262	1,434	(172)	(12.0)	5,142
EBITDA(1)	2,231	2,444	(213)	(8.7)	9,176
Adjusted EBITDA	2,277	2,444	(167)	(6.8)	9,859
T-Com	2,272	2,362	(90)	(3.8)	9,628
T-Online	43	88	(45)	(51.1)	324
Number of employees(2)	110,202	112,871	(2,669)	(2.4)	112,872

1) Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA and the adjusted EBITDA margin, please refer to “Reconciliation of pro forma figures” at “www.deutschetelekom.com/investor-relations.”
2) Average number of employees.

Business Customers

In the Business Customers segment, the Excellence Program aims to win back market share with small, medium-sized and large enterprises in the telecommunications business, while driving forward the service and outsourcing business in the area of IT.

T-Systems has so far been unable to win back market share in the area of telecommunications. Sales of telecommunications services based on the Internet protocol (IP) have got off well in this customer segment but have not yet offset the decrease in traditional data communications services.

Standardized IT services and solutions offered to small and medium-sized enterprises as well as the expansion of the IT outsourcing business with large enterprises developed successfully in the first three months of the year. The Business Services business unit increased its IT revenue in the first quarter by more than two thirds year-on-year to EUR 135 million, offsetting losses in the traditional telecommunications business. Business Services is hence a step closer to achieving its communicated aim of generating more than EUR 700 million in IT revenue in the current financial year. To further expand its portfolio, T-Systems has acquired IT service provider gedas whose global presence in the automotive market emphasizes T-Systems’ internationalization strategy. Once the transaction has been approved, gedas will be included in the consolidated income statement for the first time in the second quarter of 2006.

Total revenue of the Business Customers strategic business area decreased in the first quarter of 2006 compared with the prior-year period by 3.1 percent to EUR 3.0 billion. This is essentially the result of strong price pressure with desktop services coupled with a continued price reduction for telecommunications services in the top 60-plus customer segment.

T-Systems recorded adjusted EBITDA of around EUR 0.3 billion in the first quarter of 2006, coming in 13 percent below the prior-year figure. The decrease in unadjusted EBITDA of around 20 percent is due to a decrease in revenue as well as higher investment in newly initiated programs designed to promote growth.

New orders recorded by the ICT market leader in Germany totaled around EUR 2.9 billion in the first quarter of 2006, slightly below the EUR 3.0 billion reported in the first quarter of 2005. Major contracts from multinational corporations and institutions both in Germany and abroad were secured in the first three months, such as the strategic partnership with HypoVereinsbank or the renewal of the framework agreement with DaimlerChrysler. In the Desktop Services unit, the number of workstations managed and serviced grew by 7.9 percent, while the number of servers managed and serviced rose by 5.7 percent. The Systems Integration unit again increased its capacity utilization.

Business Customers at a glance:

	Q1 2006 millions of €	Q1 2005 millions of €	Change millions	Change %	FY 2005 millions of €
Total revenue	3,011	3,106	(95)	(3.1)	12,850
Net revenue	2,152	2,234	(82)	(3.7)	9,058
New orders	2,880	3,080	(200)	(6.5)	13,618
Profit from operations	99	174	(75)	(43.1)	409
EBITDA(1)	313	391	(78)	(19.9)	1,305
Adjusted EBITDA	341	392	(51)	(13.0)	1,586
Number of employees(2)	51,738	51,314	424	0.8	51,744

1) Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, adjusted EBITDA margin as well as detailed information and calculations of the figures for 2004, please refer to “Reconciliation of pro forma figures” and/or the reconciliation report “Historical figures according to IFRS. New Group organization.” under the Investor Relations link at www.deutschetelekom.com.

2) Average number of employees.

Group Headquarters & Shared Services

The slight increase in revenue is particularly attributable to the successful expansion of Vivento Technical Services and Vivento Customer Services. The improvement in EBITDA is primarily due to one-time effects such as income from the disposal of  real estate and the reversal of a provision for housing assistance.

In the first quarter of 2006 around 1,100 staff left Vivento. In the reporting period, Vivento took over around 400 employees from the Deutsche Telekom Group. This increased the number of transferred staff to 34,500 since the company was established. Approximately 700 of the around 14,500-strong workforce are Vivento’s own employees/members of management. The employment rate remains high. At March 31, 2006, around 83 percent of the approximately 13,800 employees (excluding Vivento’s own staff and management) were in employment or undergoing training.

Group Headquarters & Shared Services at a glance:

	Q1 2006 millions of €	Q1 2005 millions of €	Change millions of €	Change %	FY 2005 millions of €
Total revenue	871	853	18	2.1	3,505
Net revenue	78	65	13	20.0	284
Profit from operations	(94)	(267)	173	64.8	(840)
EBITDA(1)	80	(83)	163	n.a.	88
Adjusted EBITDA	87	(72)	159	n.a.	(335)
Number of employees(2)	29,973	30,868	(895)	(2.9)	29,931

1) Deutsche Telekom defines EBITDA as profit/loss from operations excluding depreciation, amortization and impairment losses. For a detailed explanation of the special factors affecting EBITDA, adjusted EBITDA, adjusted EBITDA margin as well as detailed information and calculations of the figures for 2004, please refer to “Reconciliation of pro forma figures” and/or the reconciliation report “Historical figures according to IFRS. New Group organization.” under the Investor Relations link at www.deutschetelekom.com.

2) Average number of employees.

Outlook

Deutsche Telekom confirms its guidance, envisaging net revenue of the Group to increase by around 5 percent on average in the coming two years. At the level of strategic business area planning, certain adjustments to revenue planning for the current financial year have been made, which reflect developments in ongoing operations. These entail revising expectations for revenue at Broadband/Fixed Network from the hitherto EUR 25.4 to 25.8 billion to the current EUR 24.8 to 25.2 billion. In the Mobile Communications strategic business area, planned revenue from EUR 30.9 to 31.3 billion was raised to the revised figure of EUR 31.9 to 32.3 billion to take account of the positive development. Around EUR 250 to 300 million of this is due to the first-time consolidation of tele.ring from May 1, 2006.

Guidance for the Group’s net revenue remains unchanged in the current year. On the back of the first-time consolidation of tele.ring, Deutsche Telekom now expects net revenue for the full year 2006 to be in the upper half of the range between EUR 62.1 and 62.7 billion.

In 2006, Deutsche Telekom’s EBITDA will be between EUR 20.2 and EUR 20.7 billion as planned as a result of the proposed investments in growth.

Development of customer numbers:

	Mar. 31, 2006 (millions)	Mar. 31, 2005 (millions)	Change (millions)(11)	Change %(11)	FY 2005
Deutsche Telekom Group telephone lines incl. channels(1)	53.9	56.6	(2.7)	(4.8)	54.8
Broadband/Fixed Network
Broadband lines (in operation)	9.2	6.7	2.5	37.3	8.5
Germany DSL(2)	8.6	6.4	2.2	34.4	7.9
of which resale(3)	2.2	0.5	1.7	340.0	1.6
Central Eastern Europe(4)	0.6	0.3	0.3	100.0	0.5
Narrowband lines	40.6	42.4	(1.8)	(4.2)	41.2
Germany(6)	34.7	36.4	(1.7)	(4.7)	35.2
Standard analog lines	25.2	26.1	(0.9)	(3.4)	25.5
ISDN lines	9.6	10.3	(0.7)	(6.8)	9.8

Central and Eastern Europe(4)	5.9	6.0	(0.1)	(1.7)	6.0
Magyar Telekom(6)	3.1	3.1	0.0	0.0	3.2
Slovak Telecom	1.2	1.2	0.0	0.0	1.2
T-Hrvatski Telekom	1.6	1.7	(0.1)	(5.9)	1.7
Internet customers with a billing relationship (total) (Germany and Western Europe)(7)	14.2	13.6	0.6	4.4	14

Mobile subscribers	87.7	79.0	8.7	11.0	86.6

T-Mobile Deutschland(8)	30.2	27.6	2.6	9.4	29.5
T-Mobile UK(9)	16.4	16.1	0.3	1.9	17.2
T-Mobile USA	22.7	18.3	4.4	24.0	21.7
T-Mobile Austria	2.1	2.0	0.1	5.0	2.1
T-Mobile Netherlands	2.3	2.2	0.1	4.5	2.3
T-Mobile Czech Rep.	4.6	4.4	0.2	4.5	4.6
T-Mobile Hungary	4.2	4.1	0.1	(2.4)	4.2
T-Mobile Hrvatska	2.0	1.6	0.4	25.0	1.9
T-Mobile Slovensko(10)	2.0	1.9	0.1	5.3	2.0
Other (Macedonia and Montenegro)(12)	1.1	1.0	0.1	10.0	1.1

(1) Telephone lines of the Group (incl. ISDN channels), including for internal use.

(2) Since January 31, 2005, broadband lines based on DSL technology for consumers have been marketed largely by T-Online, broadband lines, excluding for internal use.

(3) Definition of resale: Sale of broadband lines based on DSL technology to alternative providers outside the Deutsche Telekom Group.

(4) Central and Eastern Europe includes the fixed-network business of Magyar Telekom (incl. Maktel and, since the second quarter of 2005, Telekom Montenegro – prior year figures have not been restated), Slovak Telecom (ST) and T-Hrvatski Telecom (T-HT).

(5) Telephone lines excluding internal use and public telecommunications, including wholesale services.

(6) Re-branding of MATÁV as Magyar Telekom as of the beginning of May 2005.

(7) Total calculated on the basis of customers (broadband and narrowband rates) with a billing relationship and Pay as you go < 30 days and Pay as you go > 30 days. Western Europe includes: Ya.com and Club Internet.

(8) The change in the customer base in Germany as against the end of 2005 is attributable 284,000 net additions and 440,000 machine-to-machene (M2M) SIM cards with which machines can communicate automatically with one another and which have been counted as customers from the first quarter of 2006 onwards. This brings T-Mobile Deutschlands reporting in line with that of the other companies. Historical  figures were not restated.

(9) Including Virgin Mobile. Until December 31, 2005 Virgin customers were only removed from the customer based when no usage was recorded for more than 365 days. Stricter rules that have always applied to T-Mobile UK also apply to Virgin from January 1, 2006. Only those people who have used their mobile phone in the last 180 days are now counted as customers. Historical figures were not restated.

(10) Rebranding as T-Mobile Slovensko at the beginning of May 2005 (previously Eurotel Bratislava).

(11) Changes calculated on the basis of figures shown.

(12) Customers included for the first time in the second quarter of 2005; prior-year figures have been restated to show organic development.

This release contains or may contain forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events.  They are generally identified by the words “expect,” “anticipate,” “believe,” “intend,” “estimate,” “aim,” “goal,” “plan,” “will,” “seek,” “outlook” or similar expressions and include generally any information designated as “guidance” or that relates to targets for revenue, adjusted EBITDA or other performance measures.  Forward-looking statements are based on current plans, estimates and projections.  You should consider them with caution.  Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of the company’s Form 20-F report filed with the U.S. Securities and Exchange Commission.  Among the relevant factors are the progress of Deutsche Telekom’s workforce reduction initiative and the impact of other significant strategic or business initiatives, including acquisitions, dispositions and business combinations.  In addition, stronger than expected competition, technological change, litigation and regulatory developments, among other factors, may have a material adverse effect on costs and revenue development.  If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements.  Deutsche Telekom can offer no assurance that its estimates or targets will be achieved.  Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise.  Deutsche Telekom does not reconcile its adjusted EBITDA guidance to a GAAP measure because it would require unreasonable effort to do so.  As a general matter, Deutsche Telekom does not predict the net effect of future special factors because of their uncertainty.  Special factors and interest, taxes, depreciation and amortization (including impairment losses) can be significant to the company’s results.  Among the EBITDA adjustments in 2006 and 2007 will be the costs of the group’s workforce adjustment initiative, which Deutsche Telekom estimates will result in costs and charges of approximately EUR 3.3 billion over the next three years.

In addition to figures prepared in accordance with IAS/IFRS, Deutsche Telekom presents so-called non-GAAP financial performance measures, e.g., EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBT, adjusted net income, free cash flow, gross debt and net debt.  These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IAS/IFRS.  Non-GAAP financial performance measures are not subject to IAS/IFRS or any other generally accepted accounting principles.  Other companies may define these terms in different ways.  For an explanation of these terms, please refer to “Reconciliation to pro-forma figures” in our Group Report for the fist quarter 2006 or under the “Publications” heading on Deutsche Telekom’s Investor Relations webpage at www.deutschetelekom.com.

© 2006 Deutsche Telekom AG

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Guido Kerkhoff
Name: Guido Kerkhoff
Title: Senior Executive Vice President
Chief Accounting Officer

Date: May 12, 2006